SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Overland Storage, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

690310107
(CUSIP Number)

Marc Weingarten Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690310107	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON CLINTON GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,967,834 Shares (including 1,246,458 Shares which are issuable upon exercise of a warrant)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,967,834 Shares (including 1,246,458 Shares which are issuable upon exercise of a warrant)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,967,834 Shares (including 1,246,458 Shares which are issuable upon exercise of a warrant)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON IA; CO

CUSIP No. 690310107	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON CLINTON MAGNOLIA MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,967,834 Shares (including 1,246,458 Shares which are issuable upon exercise of a warrant)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,967,834 Shares (including 1,246,458 Shares which are issuable upon exercise of a warrant)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,967,834 Shares (including 1,246,458 Shares which are issuable upon exercise of a warrant)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 690310107	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON GEORGE HALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,967,834 Shares (including 1,246,458 Shares which are issuable upon exercise of a warrant)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,967,834 Shares (including 1,246,458 Shares which are issuable upon exercise of a warrant)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,967,834 Shares (including 1,246,458 Shares which are issuable upon exercise of a warrant)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 690310107	SCHEDULE 13D/A	Page 5 of 9 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 24, 2011 (the "Original Schedule 13D" and, together with this Amendment No. 1, the "Schedule 13D") with respect to the shares of common stock, no par value per share (the "Shares"), of Overland Storage, Inc., a California corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Paragraph (b) of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(b) The principal business address of CGI and Mr. Hall is 601 Lexington Avenue, 51st Floor, New York, New York 10022. The principal business address of CMAG is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

A total of approximately $6,123,000 was paid to acquire the Shares. Funds for the purchase of the Shares reported herein were derived from available capital of CMAG and margin borrowings described in the following sentence. Such Shares are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 12, 2013, CMAG entered into a Note Purchase Agreement (the "NPA") with the Issuer and certain other purchasers (together with CMAG, the "Purchasers"). Pursuant to the NPA, CMAG agreed to acquire, and the Issuer agreed to sell to CMAG, convertible promissory notes (the "Convertible Notes") of the Issuer in an aggregate original principal amount of $1,000,000. Under the NPA, each Purchaser was given the right to convert all or a portion of the outstanding principal amount of such purchaser's Convertible Notes into Shares (subject to certain limitations) in an amount equal to the principal amount of the Convertible Notes being converted divided by the greater of (a) $1.30 per Share and (b) the closing bid price of the Shares as of February 12, 2013, subject to adjustment. Outstanding principal under the Convertible Notes bears interest at 8.0% simple interest per annum. Under the NPA, the Issuer had the option to pay accrued and outstanding interest either entirely in cash or Shares (subject to certain limitations). The obligations under the Convertible Notes were secured by a pledge of 65% of stock of

CUSIP No. 690310107	SCHEDULE 13D/A	Page 6 of 9 Pages

each of three foreign subsidiaries held by the Issuer: Overland Storage (Europe) Ltd., Overland Storage SARL and Overland Storage GmbH. The NPA contained customary covenants, including covenants that limit or restrict the Issuer's ability to incur liens, incur indebtedness, or make certain restricted payments. The NPA specified a number of events of default (some of which were subject to applicable grace or cure periods), including, among other things, non-payment defaults, covenant defaults, cross-defaults to other material indebtedness, bankruptcy and insolvency defaults and material judgment defaults. Upon the occurrence of an event of default under the NPA, the Reporting Persons could declare all amounts outstanding to be immediately due and payable.

The parties to the NPA also entered into a Registration Rights Agreement (the "RRA"), pursuant to which the Issuer agreed to provide the Purchasers certain registration rights under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, and applicable state securities laws. Pursuant to the NPA, within 30 days of the Closing Date (as defined in the NPA), the Issuer was required to file the Registration Statement (as defined in the RRA) with the SEC covering the resale or other disposition of Shares issuable upon conversion of the Convertible Notes. The foregoing descriptions of the NPA and the RRA in this Schedule 13D are qualified in their entirety by reference to the full text of the NPA and the RRA, which are referenced as Exhibits 5 and 6, respectively, to this Schedule 13D and are incorporated by reference herein.

On February 13, 2013, CMAG acquired the Convertible Notes, which were scheduled to mature on February 13, 2017, for investment purposes.

On November 1, 2013, the Issuer entered into an acquisition agreement (the "Acquisition Agreement") with Tandberg Data Holdings S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg ("Tandberg"), FBC Holdings S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée) and Tandberg Data Management S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée) (collectively, the "Tandberg Shareholders"). The Acquisition Agreement contemplated a series of transactions pursuant to which the Issuer will acquire from the Tandberg Shareholders all of the capital stock of Tandberg (the "Acquisition") and Tandberg will become a wholly-owned subsidiary of the Issuer. The foregoing description of the Acquisition Agreement is qualified in its entirety by reference to the full text of the Acquisition Agreement, which is referenced as Exhibit 7 to this Schedule 13D and is incorporated by reference herein.

In connection with entry into the Acquisition Agreement, the Issuer entered into an amended and restated NPA, dated November 1, 2013 (the "Amended NPA"). Pursuant to the Amended NPA, CMAG and the other Purchasers agreed that, immediately upon the Issuer's filing of a preliminary proxy statement in connection with the approval of the issuance of Shares in the Acquisition, all of the Convertible Notes would automatically convert into Shares pursuant to their existing terms, subject to a limitation prohibiting any Purchaser, including the Reporting Persons, from holding more than 19.99% of the Issuer's outstanding Shares immediately following such conversion.

CUSIP No. 690310107	SCHEDULE 13D/A	Page 7 of 9 Pages

The parties to the Amended NPA also entered into an amended and RRA, dated November 1, 2013 (the "Amended RRA"). Pursuant to the Amended RRA, the Issuer agreed to provide the Purchasers certain registration rights under the Securities Act, and the rules and regulations promulgated thereunder, and applicable state securities laws, in respect to the Shares issuable upon conversion of the Convertible Notes and the Shares issuable to the Purchasers as payment of interest or principal on the Convertible Notes pursuant to the terms of the Amended NPA. Pursuant to the Amended RRA, the Issuer is required to file a post-effective amendment to the Registration Statement (as defined in the Amended RRA) covering the resale or other disposition of the Shares issuable upon conversion of the Convertible Notes with the SEC by no later than 30 days after the initial issuance of Convertible Notes pursuant to the Amended NPA. The descriptions of the Amended NPA and the Amended RRA are qualified in their entirety by reference to the full text of the Amended NPA and Amended RRA, which are referenced as Exhibits 8 and 9, respectively, to this Schedule 13D and are incorporated by reference herein.

On November 8, 2013, the Issuer filed a preliminary proxy statement in connection with the approval of issuance of Shares in the Acquisition. Pursuant to the Amended NPA, the filing of the preliminary proxy statement triggered the conversion of the Convertible Notes held by CMAG into Shares at a conversion price of $1.30 per share.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board and management with respect to the Proposal, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, selling some or all of their Common Shares, purchasing additional Common Shares, and/or otherwise changing their intention with respect to any and all matters referred to in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:
(a) The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 40,993,118 Shares outstanding, which is based upon 31,119,454 Shares outstanding as of October 16, 2013, as reported in the Issuer's Preliminary Proxy Statement on Schedule 14A filed with the SEC on November 8, 2013, and as adjusted to take account for (i) the conversion of the Convertible Notes into 8,627,206 Shares and (ii) the 1,246,458 Shares issuable upon exercise of a warrant by the Reporting Persons.

As of the close of business on November 13, 2013, the Reporting Persons may be deemed the beneficial owners of an aggregate of 4,967,834 Shares, including 1,246,458 Shares issuable upon exercise of a warrant, constituting approximately 12.1% of the Shares outstanding.

CUSIP No. 690310107	SCHEDULE 13D/A	Page 8 of 9 Pages

(b) By virtue of investment management agreements with CMAG, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 4,967,834 Shares beneficially owned by CMAG. By virtue of his direct and indirect control of CGI and CMAG, George Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI and CMAG has voting power or dispositive power.

(c) Other than (i) CMAG's receipt of 769,230 Shares upon the conversion of the Convertible Note, $1,000,000 principal, held by CMAG on November 8, 2013 at a conversion price of $1.30 per share, and (ii) CMAG's receipt of 28,627 Shares from the Issuer as a payment for interest expenses on the Convertible Note, the Reporting Persons have not effected any transactions with respect to the Shares during the past 60 days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
The descriptions in Item 4 of the NPA, the Amended NPA, the RRA, and the Amended RRA are hereby incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
Exhibit 5	Note Purchase Agreement, dated as of February 12, 2013 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on February 14, 2013).
Exhibit 6	Registration Rights Agreement, dated as of February 12, 2013 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on February 14, 2013).
Exhibit 7	Acquisition Agreement, dated November 1, 2013 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on November 1, 2013).
Exhibit 8	Amended and Restated Note Purchase Agreement, dated November 1, 2013 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on November 1, 2013).
Exhibit 9	Amended and Restated Registration Rights Agreement, dated November 1, 2013 (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the SEC on November 1, 2013).

CUSIP No. 690310107	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 14, 2013

CLINTON GROUP, INC.

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

Clinton magnolia master fund, ltd.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

/s/ George Hall
George hall